Exhibit 99.1

Silynxcom Announces Closing of Initial Public Offering

Netanya, Israel, Jan. 17, 2024 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices as well as other communication accessories, today announced the closing of its initial public offering of 1,250,000 ordinary shares at a public offering price of $4.00 per share, for gross proceeds of $5,000,000, before deducting underwriting discounts and before offering expenses. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 187,500 ordinary shares to cover over-allotments at the initial public offering price, less the underwriting discount.

The Company intends to use the proceeds for marketing, business development, research and development, working capital and general corporate purposes.

ThinkEquity acted as sole book-running manager for the offering.

A registration statement on Form F-1 (File No. 333-275195) relating to the offering was filed with the Securities and Exchange Commission (“SEC”) and became effective on January 11, 2024. This offering has been made only by means of a prospectus. An electronic copy of the final prospectus disclosing the final terms of the offering has been filed with the SEC and copies of the final prospectus may be obtained from ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Silynxcom Ltd.

For over a decade, the Company been developing, manufacturing, marketing, and selling ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations and weapons training courses. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company’s headset devices are compatible and easily integrate with various communication equipment devices currently being used by tens of thousands of military and law enforcement personnel in leading military and law enforcement units around the globe. The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. For example, the Company uses forward-looking statements when it discusses the intended use of its proceeds from the initial public offering. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Silynxcom’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Silynxcom undertakes no duty to update such information except as required under applicable law.

Investor Relations Contact: Silynxcom Ltd.

ir@silynxcom.com